December 1, 2023

VIA EDGAR TRANSMISSION

Alberto Zapata, Esq.

Senior Counsel

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-0506

Re: Northern Lights Fund Trust III, File Nos. 333-178833 and 811-22655 (“Registrant”)

Dear Mr. Zapata:

On September 27, 2023, the Registrant, on behalf of its proposed series, PlanRock Equity ETF, PlanRock Alternative Equity ETF, PlanRock Income Rotation ETF and PlanRock Market Neutral Income ETF (each a “Fund” and collectively, the “Funds”), filed a registration statement under the Securities Act of 1933 on Form N-1A (the “Amendment”). In a telephone conversation on November 14, 2023, you provided comments of the Staff of the Securities and Exchange Commission (the “Staff”) to the Amendment. Below, please find those comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Please note that added language is in italics and deleted language appears struck through.

In connection with this response, we acknowledge that the Registrant is responsible for the adequacy and accuracy of the disclosures in its filings; Staff comments or changes to the disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing: and the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

General

Comment 1: Please confirm that each Fund will be passively managed. If so, please explain supplementally how the Fund(s) is passively managed when the adviser appears to have significant discretion in the creation of the index each Fund is designed to track.

Response: The Registrant has confirmed that the adviser will actively manage each Fund and has amended its disclosures accordingly. The Registrant refers to its responses to Comments 10, 20, 23 and 24.

Comment 2: For each index, please provide supplementally the rules and a description of the index methodology. Please explain supplementally under what circumstances the adviser can

Philip.Sineneng@ThompsonHine.com Direct: 614.469.3217

Alberto Zapata, Esq.

December 1, 2023

change the rules of an index and how often a Fund will be rebalanced to align with its respective index. Please state whether the whitepapers for any index will be made available publicly.

Response: The Registrant refers to its response to Comment 1.

Comment 3: Please provide the weighting methodology for each index and specify the index provider for each index. If the adviser creates the index and exerts control over the composition of the index, please delete “Index Provider Risk” from the Funds’ principal risk disclosures.

Response: The Registrant refers to its response to Comment 1.

Comment 4: Please provide the number (or a range) of components in each Index.

Response: The Registrant refers to its response to Comment 1.

Comment 5: Please disclose the circumstances under which the adviser may deviate from an Index.

Response: The Registrant refers to its response to Comment 1.

Comment 6: The Staff’s position on risk disclosures for the past several years has been to disclose risks in the order of significance or prominence to a fund’s strategy. Disclosing risks in alphabetical order suggests that each are equally imminent, whereas the risk disclosures should give shareholders which risks are of greater concern or salient to the fund. Pursuant to remarks from Dalia Blass, former Director of the Division of Investment Management, please re-order the Funds’ Item 9 principal risk disclosures so that the most significant risks appear first followed by the remaining risks in alphabetical order. See ADI 2019-08, “Improving Principal Risks Disclosure” at www.sec.gov.

Response: The Registrant has given the Staff’s position, as well as Ms. Blass’s remarks and ADI 2019-08, thoughtful consideration. The Registrant respectfully declines to re-order the Fund’s risk disclosures as requested. The materiality of each risk is fluid, i.e., what is the most material risk today may not be the most material risk tomorrow. Recent market disruptions and volatility as a result of the global COVID-19 pandemic demonstrate that it is not possible to identify which risk will present the greatest concern to the Fund at any given moment. Therefore, the Registrant believes that emphasizing one risk over another may be misleading to investors.

Comment 7: Please reconsider whether Investment Restriction #5 in the Statement of Additional Information is accurate given the framework of each Fund as an index fund. If so, please explain why.

Alberto Zapata, Esq.

December 1, 2023

Response: The Registrant refers to its response to Comment 1.

Comment 8: Please comment on whether Investment Restriction #6 in the Statement of Additional Information is consistent with the investment strategies that mention commodities explicitly.

Response: The Registrant has amended its principal investment strategy disclosures, consistent with Investment Restriction # 6, to state that the relevant Funds will hold commodities and currencies indirectly through ETFs.

Comment 9: In the first sentence of the second paragraph under the “Acceptance of Purchase Order” on page 32 of the SAI, please delete the word “absolute” when referring to the Fund’s right to reject or revoke purchase orders because there is no “absolute” right to reject or suspend creations. Additionally, please delete clauses (d) and (f) in the paragraph because they reference an old exemptive application that predates the ETF rules.

Response: The Registrant has amended the SAI accordingly.

PlanRock Alternative Growth ETF (formerly, the “PlanRock Alternative Equity ETF”)

Comment 10: In the recitation of the Fund’s 80% test, please include a parenthetical that the Fund will consider its borrowings for investment purposes when determining compliance with the test.

Response: The Registrant has amended its disclosures to state the following:

~~The Fund seeks to achieve its investment objective by investing at least 80% of its net assets in the components of the Index~~. The Fund is composed of U.S. and foreign ETFs of any market capitalization, stocks and alternative investments, such as equity index futures, and commodities and currencies through ETFs, that represent multiple equity market segments of any investing style, market capitalization, country (including emerging markets), or sector. The strategy ~~Index~~ follows a proprietary, rules-based, ~~non-traditional~~ alternative equity methodology that selects ETFs, stocks or derivatives ~~from those listed on an eligible exchange and~~ with significant underlying security liquidity, asset levels and market representation. The ~~Index~~ strategy rotates among outperforming equity and growth market segments ~~while attempting to avoid negative-trending equity market segments~~ based on a proprietary methodology of trend following, momentum and market valuations. Equity and growth markets are overweight or underweight based on the trend of that particular market. To advance and preserve principal, the Fund ~~uses a long/short trend-following strategy~~ takes long positions in market uptrends and short positions in market downtrends with equity index futures, interest rate futures, commodity equity securities and currency futures ~~when~~

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December 1, 2023

~~necessary~~. ~~The Adviser serves as the Index provider and uses its proprietary rules-based models to determine the Index’s allocation to ETFs every month, and the Index’s allocation to alternative investments every week. The weekly rebalancing of the Fund’s alternative investments may lead to high portfolio turnover.~~ The Fund at any given time may have a significant percentage of its assets invested in one or more sectors relative to other sectors, but will not concentrate in any one industry or group of industries. The ~~Index~~ strategy is designed to have low correlation to equity markets with similar or less volatility than equity markets. The Fund seeks to achieve its investment objective by investing at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in investments with favorable growth prospects.

~~Although the Fund is passively managed, the Adviser deviates from the Index when necessary to stay in line with the Fund’s investment policies and limitations.~~

Comment 11: Please disclose the universe of investments from which the Fund’s investments are selected. What rules govern the scope of this starting universe of potential investments?

Response: The Registrant refers to its response to Comment 10.

Comment 12: In the second sentence of the “Principal Investment Strategies,” please describe the types of ETFs in which the Fund may invest. Please explain whether the Index will be investing directly in commodities and currencies or indirectly through ETFs.

Response: The Registrant refers to its response to Comment 10.

Comment 13: Please recast the third sentence of the “Principal Investment Strategies” in plain-English. What is meant by “non-traditional equity methodology”? What is an “eligible exchange”?

Response: The Registrant refers to its response to Comment 10.

Comment 14: In the fourth sentence of the “Principal Investment Strategies,” please explain how the Fund rotates among outperforming equity market segments. What rules govern the strategy described in this sentence?

Response: The Registrant refers to its response to Comment 10.

Comment 15: In the fifth sentence of the “Principal Investment Strategies,” please explain in plain-English what is meant by “a long/short trend-following strategy.”

Alberto Zapata, Esq.

December 1, 2023

Response: The Registrant refers to its response to Comment 10.

Comment 16: In the penultimate sentence of the first paragraph under “Principal Investment Strategies,” please clarify that the Fund will not concentrate in any one industry or group of industries.

Response: The Registrant refers to its response to Comment 10.

Comment 17: Please explain the use of “alternative” in the Fund’s name given that the Fund appears to invest in both traditional equities and alternative investments.

Response: The Registrant contends that the use of “alternative” in the Fund name is appropriate because the Fund anticipates that the Fund’s assets will be primarily invested in alternative investments. The Registrant considers it to be commonly understood in the industry that “alternative” in a fund name does not connote that the fund’s holdings are exclusively composed of alternative investments.

Comment 18: Please include investment strategy disclosure to correspond with the Fund’s disclosure of “Derivatives Risk” and clarify whether the Fund will invest in derivatives other than futures.

Response: The Registrant refers to its response to Comment 10.

Comment 19: Please include investment strategy disclosure to correspond with the Fund’s disclosure of “Emerging Market Risk,” “Growth Risk” and “Value Risk.”

Response: The Registrant refers to its response to Comment 10 and notes that it has deleted “Value Risk” from its principal investment risk disclosures.

PlanRock Market Neutral ETF

Comment 20: In the penultimate sentence of the first paragraph under the heading “Principal Investment Strategies,” please consider restating the phrase “[t]he Index allocates” given that an index cannot allocate. Please also describe the “broad bond market” in plain-English.

Response: The Registrant has amended its disclosures to state the following:

~~The Fund seeks to achieve its investment objective by investing at least 80% of its net assets (plus borrowings for investment purposes) in securities included in the Index.~~ The ~~Index~~ ETF is composed of U.S. and foreign ETFs of any market capitalization, stocks (including depositary receipts), futures, options and options

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December 1, 2023

on futures representing high dividend-paying equity markets of any capitalization and geographic location (including emerging markets). The ~~Index~~ strategy follows a proprietary, rules-based methodology that selects global high dividend-paying ETFs or stocks from those listed on an ~~eligible~~ exchange ~~and~~ with significant underlying security liquidity ~~and asset levels~~, while using offsetting short positions through equity index futures. The ~~Index~~ strategy allocates to long and short equity index futures, volatility futures, options and options on futures to neutralize equity risk exposure and control volatility similar to the ~~broad~~ investment grade bond market. The ~~Index~~ strategy is designed to have low to negative correlation to bond markets with low volatility ~~a similar 5% to 7% volatility target~~.

~~The Adviser serves as the Index provider and uses its proprietary models to determine the Index’s allocation to ETFs and stocks every month, and the Index’s allocation to futures, options and options on futures every week. The weekly rebalancing of the Fund’s futures, options and options on futures may lead to high portfolio~~ turnover. The Fund at any given time may have a significant percentage of its assets invested in one or more sectors relative to other sectors, but will not concentrate in any one industry or group of industries.

~~Although the Fund is passively managed, the Adviser deviates from the Index when necessary to stay in line with the Fund’s investment policies and limitations.~~

Comment 21: In the last sentence of the first paragraph under the heading “Principal Investment Strategies,” please describe what the “volatility target” is designed to measure.

Response: The Registrant refers to its response to Comment 20.

Comment 22: Please confirm that “Emerging Market Risk” and “Foreign Investment Risk” are principal investment risks of the Fund.

Response: The Registrant so confirms as noted from its disclosure that the Index’s constituents represent “high dividend-paying equity markets of any capitalization and geographic location (including emerging markets).”

PlanRock Growth Rotation ETF (formerly, “PlanRock Equity Rotation ETF”)

Comment 23: In the second sentence of the “Principal Investment Strategies,” please explain how ETFs are selected for the Index.

Response: The Registrant has amended its disclosures to state the following:

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December 1, 2023

~~The Fund seeks to achieve its investment objective by investing at least 80% of its net assets components of the Index~~. The ~~Index~~ Fund is composed of U.S. and foreign ETFs, stocks and alternative investments, such as equity index futures and commodities and currencies indirectly through ETFs that represent equity market segments of any investing style, market capitalization, country (including emerging markets), sector ~~or industry~~. The ~~Index~~ strategy follows a proprietary, rules-based methodology that selects ETFs, stocks or derivatives ~~from those listed on an eligible exchange and~~ with significant underlying security liquidity, asset levels and market representation. The ~~Index~~ strategy rotates among outperforming equity and growth markets based on a proprietary methodology of trend following, momentum and market valuations. Equity and growth markets are overweight or underweight based on that particular market’s trend and/or momentum. ~~segments while attempting to avoid negative-trending equity market segments. The Adviser serves as the Index provider and rebalances the Index monthly.~~ The Fund at any given time may have a significant percentage of its assets invested in one or more sectors relative to other sectors, but will not concentrate in any one industry or group of industries. The Fund seeks to achieve its investment objective by investing at least 80% of its net assets (plus borrowings for investment purposes) in investments with favorable growth prospects.

~~Although the Fund is passively managed, the Adviser deviates from the Index when necessary to stay in line with the Fund’s investment policies and limitations.~~

PlanRock Income Rotation ETF

Comment 24: In the third sentence of the “Principal Investment Strategies,” please restate the phrase “[t]he Index may . . .” and disclose instead the bonds in which the Fund intends to invest.

Response: The Registrant has amended its disclosures to state the following:

~~The Fund seeks to achieve its investment objective by investing at least 80% of its net assets in the components of the Index.~~ The ~~Index~~ Fund is composed of ETFs that represent domestic and foreign (including emerging markets) income producing market segments of any market capitalization or credit quality. The strategy ~~Index~~ may allocate to bonds ranging from 1-year to 30-year maturity, including cash equivalents. The ~~Index~~ strategy follows a proprietary, rules-based methodology that selects ETFs from ~~those~~ listed on an ~~eligible~~ exchange ~~and~~ with significant underlying liquidity and assets. The ~~Index~~ strategy rotates among income producing market segments based on a proprietary methodology of trend following, momentum and market valuations. Income markets are overweight or underweight based on that particular market’s trend and/or momentum. ~~while~~

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December 1, 2023

~~attempting to avoid negative trending income markets. The Adviser serves as the Index provider and rebalances the Index monthly.~~ The Fund at any given time may have a significant percentage of its assets invested in one or more sectors relative to other sectors, but will not concentrate in any one particular industry or group of industries.

~~Although the Fund is passively managed, the Adviser deviates from the Index when necessary to stay in line with the Fund’s investment policies and limitations.~~

If you have any questions, please call JoAnn M. Strasser at (614) 469-3265 or the undersigned at (614) 469-3217.

Very truly yours,

/s/ Philip B. Sineneng

Philip B. Sineneng

cc:	JoAnn M. Strasser